UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

———————————

FORM 6-K

———————————

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the Month of July 2025

Commission File Number: 001-31798

———————————

SHINHAN FINANCIAL GROUP CO., LTD.

(Translation of registrant's name into English)

———————————

20, Sejong-daero 9-gil, Jung-gu, Seoul 04513, Korea
(Address of principal executive offices)

———————————

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☑ Form 40-F ☐

2Q2025 Preliminary Operating Results of Shinhan Financial Group

On July 25, 2025, Shinhan Financial Group released its preliminary operating results for 2Q 2025.

The following tables reflect the key figures we announced through a fair disclosure. The full IR presentation materials are available at our website (www.shinhangroup.com).

The financial information in this report has been prepared in accordance with Korean International Financial Reporting Standards and is to be reviewed by our independent auditor. As figures provided have not yet been fully reviewed by our independent auditor, contents are subject to change in the due course of the reviewing process.

1. Preliminary Operating Results of Shinhan Financial Group (consolidated)

					(KRW million)
Item		2Q 2025	1Q 2025	QoQ Change (%)	2Q 2024	YoY Change (%)
Revenue*	Specified Quarter	23,224,017	16,116,039	44.10	17,971,913	29.22
	Cumulative	39,340,056	16,116,039	-	38,094,126	3.27
Operating Income	Specified Quarter	2,014,257	1,944,214	3.60	1,852,543	8.73
	Cumulative	3,958,471	1,944,214	-	3,920,779	0.96
Income before Income Taxes	Specified Quarter	2,072,124	2,005,558	3.32	1,871,439	10.72
	Cumulative	4,077,682	2,005,558	-	3,661,944	11.35
Net Income	Specified Quarter	1,577,234	1,517,046	3.97	1,450,986	8.70
	Cumulative	3,094,280	1,517,046	-	2,798,815	10.56
Net Income Attributable to Controlling Interest	Specified Quarter	1,549,053	1,488,346	4.08	1,425,479	8.67
	Cumulative	3,037,399	1,488,346	-	2,747,011	10.57

* Represents the sum of interest revenues, fees and commissions revenues, and other operating revenues

2. Preliminary Operating Results of Shinhan Bank (consolidated)

					(KRW million)
Item		2Q 2025	1Q 2025	QoQ Change (%)	2Q 2024	YoY Change (%)
Revenue*	Specified Quarter	15,495,332	9,690,434	59.90	11,189,259	38.48
	Cumulative	25,185,766	9,690,434	-	23,849,116	5.60
Operating Income	Specified Quarter	1,471,353	1,460,133	0.77	1,351,723	8.85
	Cumulative	2,931,486	1,460,133	-	2,848,582	2.91
Income before Income Taxes	Specified Quarter	1,479,398	1,478,556	0.06	1,415,558	4.51
	Cumulative	2,957,954	1,478,556	-	2,636,256	12.20
Net Income	Specified Quarter	1,138,961	1,128,284	0.95	1,124,946	1.25
	Cumulative	2,267,245	1,128,284	-	2,053,795	10.39
Net Income Attributable to Controlling Interest	Specified Quarter	1,138,742	1,128,073	0.95	1,124,845	1.24
	Cumulative	2,266,815	1,128,073	-	2,053,460	10.39

* Represents the sum of interest revenues, fees and commissions revenues, and other operating revenues

3. Preliminary Operating Results of Shinhan Card (consolidated)

				(KRW million)
Item		2Q 2025	1Q 2025	QoQ Change (%)	2Q 2024	YoY Change (%)
Revenue*	Specified Quarter	1,752,588	1,469,158	19.29	1,547,150	13.28
	Cumulative	3,221,746	1,469,158	-	3,069,040	4.98
Operating Income	Specified Quarter	138,923	178,390	-22.12	247,444	-43.86
	Cumulative	317,314	178,390	-	484,492	-34.51
Income before Income Taxes	Specified Quarter	139,946	180,538	-22.48	249,211	-43.84
	Cumulative	320,484	180,538	-	489,297	-34.50
Net Income	Specified Quarter	112,387	136,878	-17.89	195,149	-42.41
	Cumulative	249,265	136,878	-	380,796	-34.54
Net Income Attributable to Controlling Interest	Specified Quarter	110,937	135,702	-18.25	194,278	-42.90
	Cumulative	246,640	135,702	-	379,333	-34.98

* Represents the sum of interest revenues, fees and commissions revenues, and other operating revenues

4. Preliminary Operating Results of Shinhan Life (consolidated)

				(KRW million)
Item		2Q 2025	1Q 2025	QoQ Change (%)	2Q 2024	YoY Change (%)
Revenue*	Specified Quarter	2,234,585	1,745,742	28.00	1,707,231	30.89
	Cumulative	3,980,327	1,745,742	-	3,589,718	10.88
Operating Income	Specified Quarter	235,933	231,374	1.97	218,114	8.17
	Cumulative	467,307	231,374	-	435,255	7.36
Income before Income Taxes	Specified Quarter	231,847	223,511	3.73	217,212	6.74
	Cumulative	455,358	223,511	-	430,729	5.72
Net Income	Specified Quarter	179,176	165,172	8.48	158,715	12.89
	Cumulative	344,348	165,172	-	312,907	10.05
Net Income Attributable to Controlling Interest	Specified Quarter	179,176	165,172	8.48	158,715	12.89
	Cumulative	344,348	165,172	-	312,907	10.05

* Represents the sum of ‘insurance revenues’ and ‘insurance finance income and investment income’.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Shinhan Financial Group Co., Ltd.
(Registrant)

Date: July 25, 2025	By:	/s/ CHUN Sang Yung

Name: CHUN Sang Yung
Title: Chief Financial Officer